VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

NORTHERN DYNASTY MINERALS LTD.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 30, 2023 (the "Meeting"):

1. The following directors were elected at the Meeting, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD

Christian Milau	113,046,187 (95.40%)	5,455,460 (4.60%)

Desmond M. Balakrishnan	68,189,315 (57.54%)	50,312,331 (42.46%)

Isabel Satra	112,197,848 (94.68%)	6,303,799 (5.32%)

Kenneth W. Pickering	113,054,332 (95.40%)	5,447,314 (4.60%)

Robert A. Dickinson	113,370,219 (95.67%)	5,131,427 (4.33%)

Ronald W. Thiessen	113,443,038 (95.73%)	5,058,608 (4.27%)

Siri C. Genik	111,908,245 (94.44%)	6,593,401 (5.56%)

Wayne Kirk	111,619,133 (94.19%)	6,882,513 (5.81%)

2. Deloitte, Chartered Professional Accountants, were appointed auditor of the Company.  Shares voted in person and by proxies received represented 199,217,501 (96.64%) votes FOR and 6,936,792 (3.36%) votes WITHHELD.

There were non-votes recorded (but not voted) on each resolution as follows: (1.) 87,652,648 per director, other than Christian Milau and Isabel Satra, who received 87,652,647 non-votes; and (2.) 1 for the appointment of auditor.  Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.